Helport AI Limited

9 Temasek Boulevard #07-00, Suntec Tower Two,

Singapore 038989

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C., 20549

Attention:	Alexandra Barone

March 26, 2026

Re:	Helport AI Limited
Registration Statement on Form F-3 (File No. 333-294622)
Filed on March 26, 2026

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Helport AI Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:00 p.m., Eastern Time, on March 30, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Guanghai Li
Name:	Guanghai Li
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC